Timothy R. Millage
Vice President, Chief Financial Officer and Treasurer
(563) 383-2135
tim.millage@lee.net

March 19, 2019

Division of Corporate Finance
Office of Transportation and Leisure
Securities and Exchange Commission

Re:    Lee Enterprises, Incorporated
Form 10-K for the year ended September 30, 2018
Filed December 14, 2018
File No. 001-06227

To Whom It May Concern:

Set forth below is the response of Lee Enterprises, Incorporated (“Lee” or the “Company”) to the comments of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter addressed to Timothy R. Millage, Chief Financial Officer of the Company, dated March 5, 2019, relating to the Company’s Form 10-K for the Fiscal Year Ended September 30, 2018. For convenience of reference, the text of the comments in the Staff’s letter have been reproduced in italicized type.

Form 10-K for the Fiscal Year Ended September 30, 2018
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Comment 1:
We note the reconciliation you plan to include in future filings related to prior comment 1. In light of the fact that you will now be disclosing same property amounts, rather than percentages, please also revise to clarify that these same property basis amounts are non GAAP measures, and include a statement as to why management believes the measure is useful to investors. Refer to Item 10(e)(i)(C) of Regulation S-K. Also, we note that the discussion of revenue comparison between 2017 and 2016 on page 26, appears to be only on a same property basis. Please note that MD&A should include a discussion of all significant changes in revenue on a GAAP basis, and may be supplemented by a discussion of non-GAAP amounts, assuming the appropriate disclosures required by Item 10(e) of Regulation G are included.

Response:
We believe that same property results are analogous to same store results. As defined under Final Rule 33-8176, we believe same store sales are not a non-GAAP financial measure. As such, we request that no changes be made to our Form 10-K for the Fiscal Year Ended September 30, 2018.

We note that the requirements of Item 303 of Regulation S-K require a robust discussion of operating results which align with the results of operations presented on page 25. We have provided additional narrative discussion below which, combined with our same property discussion included in our Form 10-K, would satisfy the aforementioned disclosure requirements. We request that this change be made in future filings.

In 2017, we recognized $3,689,000 in revenue related to acquisitions. In 2016, we recognized $7,895,000 in revenue related to disposals.

* * * *
In connection with the response to this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of this disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any actions with respect to the filling; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please feel free to contact me at (563) 383-2135.

Sincerely,
LEE ENTERPRISES, INCORPORATED

Timothy R. Millage
Vice President, Chief Financial Officer and Treasurer

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